UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MINDBODY, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.000004 per share

(Title of Class of Securities)

60255W 10 5

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60255W 10 5

1.	Names of Reporting Persons J.P. Morgan Investment Management Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 60255W 10 5

1.	Names of Reporting Persons PEG Digital Growth Fund II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 60255W 10 5

1.	Names of Reporting Persons PEG Secondary Private Equity Investors II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

Item 1.

(a)	Name of Issuer:

MINDBODY, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

4051 Broad Street, Suite 220

San Luis Obispo, CA 93401

Item 2.

(a)	Name of Person Filing:

This statement is filed by J.P. Morgan Investment Management Inc. (“JPMIM”); PEG Digital Growth Fund II L.P. (“DGF II”) and PEG Secondary Private Equity Investors II L.P. (“Secondary II,” together with JPMIM and DGF II, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

For each Reporting Person:

320 Park Avenue

New York, New York 10022

(c)	Citizenship:

For each Reporting Person, Delaware

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.000004 per share (“Class A Common Stock”)

(e)	CUSIP Number:

60255W 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The percent of Class A Common Stock represented by the amount beneficially owned by each Reporting Person is based on 42,725,530 shares of Class A Common Stock, as disclosed in the Issuer’s Form 10-Q filed on November 1, 2017.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 11, 2018

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Managing Director

PEG DIGITAL GROWTH FUND II L.P.

By:	J.P. Morgan Investment Management Inc., its investment advisor

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Managing Director

PEG SECONDARY PRIVATE EQUITY INVESTORS II L.P.

By:	J.P. Morgan Investment Management Inc., its investment advisor

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Managing Director